EXHIBIT 99.1



INDEPENDENT ACCOUNTANTS'REPORT

Mr. Paul F. Gibbons                          Salomon Smith Barney, Inc.
Vice President and Treasurer                 Seven World Trade Center
The Neiman Marcus Group, Inc.                New York, NY  10048
27 Boylston Street                                     and
Chestnut Hill, MA  02167                     Standard & Poor's Ratings
                                             Group
           and                               25 Broadway
The Chase Manhattan Bank, N.A.               New York, NY  10004-1064
4 Chase Metro Tech Center                         and
Brooklyn, NY  11245                          Moody's Investors Services
           and                               99 Church Street
Credit Suisse First Boston Corporation       New York, NY  10007
11 Madison Avenue, 5th Floor
New York, NY  10011
           and

Annual Servicing Report

We have examined management's assertion, included in its representation letter to Deloitte & Touche LLP, dated August 31, 1999, that The Neiman Marcus Group, Inc. ("NMG") maintained an effective internal control structure as of July 31, 1999, insofar as such structure relates to the servicing procedures performed by NMG, to prevent or detect errors or irregularities in amounts that would be material in relation to the assets of The Neiman Marcus Group Credit Card Master Trust Series 1995-1 (the "Trust") formed pursuant to the Pooling and Servicing Agreement (the "Agreement") dated March 1, 1995.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure as it relates to servicing procedures performed by NMG, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of the inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control structure to future periods are subject to the risk that the internal control structure may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.





In our opinion, management's assertion that NMG maintained an effective internal control structure as of July 31, 1999, insofar as such structure relates to the servicing procedures performed by NMG, to prevent or detect errors or irregularities in amounts that would be material in relation to the assets of the Trust under the Agreement, taken as a whole, is fairly stated, in all material respects, based upon the definition of an entity's internal control structure as defined in Statements on Auditing Standards No. 78, "Consideration of the Internal Control in a Financial Statement Audit: An Amendment to SAS No. 55."

We have also examined management's assertion, included in its representation letter to Deloitte & Touche LLP dated August 31, 1999, that the servicing procedures performed by NMG have been conducted in compliance with the terms and conditions set forth in Article III and Article IV and Section 8.08 of the
Agreement  during  the year  ended July 31, 1999.    As  discussed in  that
representation letter, management is responsible for NMG's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about NMG's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on NMG's compliance with specified requirements.

In our opinion, management's assertion that the servicing procedures performed by NMG have been conducted in compliance with the terms and conditions set forth in Article III and Article IV and Section 8.08 of the Agreement for the year ended July 31, 1999, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of NMG, The Chase Manhattan Bank, N.A., as Trustee, Credit Suisse First Boston Corporation, Salomon Smith Barney, Inc., Standard & Poor's Ratings Group, Moody's Investors Services and Investor Certificateholders and is not intended to be and should not be used by anyone other than these specified parties.



/s/ DELOITTE & TOUCHE LLP
August 31, 1999








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